4imprint Group plc

04035804

RECEIVED
2004 JUL 27 P 12:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

20 July 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
30.06.04	LSE Notification – Hanover Investors Partners IV L.P – shares disposed

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

David Seekings
Company Secretary

Dlw 7/27

4imprint, Park 17, Moss Lane, Whitefield M45 8FJ
Tel: 0161 272 4000 Fax: 0161 272 4001 e-mail: hq@4imprint.co.uk website: www.4imprint.co.uk
Registered Office: 4imprint, Park 17, Moss Lane, Whitefield M45 8FJ Registered Number: 00177991

Dealings by Substantial Shareholders

London STOCK EXCHANGE

AVS No 004967

RECEIVED
2004 JUL 27 12:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Disclosure of Interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company 4imprint Group plc	2. Name of Shareholder having a substantial interest HANOVER INVESTORS PARTNERS-IV L.P.
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18. IN RESPECT OF 2 ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them —

5. Number of shares/amount of stock acquired —	6. Percentage of issued Class —	7. Number of shares/amount of stock disposed —	8. Percentage of issued Class —

9. Class of security ORDINARY 38 6/13 p	10. Date of transaction 19-07-04	11. Date company informed 20-07-04

12. Total holding following this notification —	13. Total percentage holding of issued class following this notification —

14. Any additional information HANOVER INVESTORS PARTNER IV-L.P NO LONGER HAS A NOTIFIABLE INTEREST IN ORDINARY SHARES	15. Name of contact and telephone number for queries CARLA WATTS (0161) 272 4021
16. Name and signature of authorised company official responsible for making this notification pp [signature] Date of notification 20-07-04	DAVID SEEKINGS COMPANY SECRETARY

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP Telephone 071-797 3850.

HIP–IV Incorporated

HIP – IV Incorporated
135 East 57th Street
New York
New York
USA, 10022

Telephone: +1 212 735 1000

The Company Secretary
4imprint Group plc
Park 17
Moss Lane
Whitefield
Manchester M45 8FJ
United Kingdom

19th July 2004

Dear Sir

Part VI of the Companies Act 1985

We, HIP-IV Incorporated, are writing to you in our capacity as general partner of Hanover Investors Partners-IV, L.P. (**"Hanover"**).

We notify you pursuant to sections 198 - 202 of the Companies Act 1985 of Great Britain that Hanover no longer has a notifiable interest in ordinary shares in the share capital of 4imprint Group plc.

Hanover is a Bermuda exempted limited partnership. Its registered office is at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda and its principal place of business is located at 135 East 57th Street, New York, New York U.S.A. 10022. We are a Delaware corporation with a registered address at 2711 Centerville Road, Suite 400, Wilmington, New Castle, Delaware, USA 19808. Our principal place of business is located at 135 East 57th Street, New York, New York U.S.A. 10022.

Yours faithfully

Craig McKibben
Vice President
HIP-IV Incorporated for and on behalf of Hanover Investors Partners-IV, L.P